September 23, 2005
Securities and Exchange Commission
100 F Street, N.E.,
Washington, D.C. 20549
Electric City Corp.
Registration Statement on Form S-3 filed March 18, 2005, File No. 333-123437
Amendment No. 1 to Registration Statement on Form S-3 filed April 15, 2005
Amendment No. 2 to Registration Statement on Form S-3 filed August 1, 2005
Amendment No. 3 to Registration Statement on Form S-4 filed September 8, 2005
       Reference is made to the above described Registration Statement. The Company understands that the staff has no further comments on the Registration Statement. Accordingly, the Company requests acceleration of the effective date of the Registration Statement to September 27, 2005. The Company hereby acknowledges that
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Thank you for your attention to this letter.
Sincerely,
/s/ Jeffrey Mistarz

Jeffrey Mistarz
Chief Financial Officer & Treasurer